SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File Number 1-8323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan
1601 Chestnut Street, TL17M
Philadelphia, PA 19192

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
One Liberty Place
1650 Market Street
Philadelphia, PA 19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2004 AND 2003 TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
   the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 16, 2005

CIGNA 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2004	2003
	(In thousands)
Assets

Investments (see Notes 4 and 5)	$2,266,133	$2,127,297

Employer contributions receivable	7,514	5,640

Dividends receivable	95	1,350

Net assets available for benefits	$2,273,742	$2,134,287

The accompanying Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2004	2003
	(In thousands)
Investment income

Net appreciation in fair value
of investments (see Note 4)	$182,247	$223,829

Interest	47,618	52,600

Dividends	1,542	5,352

Net investment income	231,407	281,781

Contributions

Employee contributions	96,902	108,160

Employer contributions	39,125	40,405

Rollover contributions	4,259	4,326

Total contributions	140,286	152,891

Benefits paid to participants	(232,238)	(149,977)

Net increase	139,455	284,695

Net assets available for benefits
Beginning of year	2,134,287	1,849,592

End of year	$2,273,742	$2,134,287

The accompanying Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries can participate in the Plan, a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions

The Plan permits regular tax-deferred contributions, by payroll deduction, to a maximum of 25% of a participant’s eligible earnings. Tax-deferred contributions are also referred to as "employee contributions." Employee contributions may be invested in any combination of investment options offered by the Plan. Contributions are subject to certain limitations to comply with the Internal Revenue Code (IRC).

A participant who attains age 50 before the end of a Plan year may qualify to make additional tax deferred contributions (called catch-up contributions), for that year, to a maximum of 25% of eligible earnings. Catch-up contributions are subject to certain limitations to comply with the IRC.

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions. CIGNA offers two kinds of matching contributions - the regular match, which is a 50% match of any participant’s regular contributions up to 6% of participant’s eligible earnings, and the variable match, which is determined annually and is discretionary. The variable match may be up to 2% of a participant’s eligible earnings and is invested in the CIGNA Stock Fund. The variable match contribution for the year ended December 31, 2004 was $7.5 million and $5.6 million for the year ended December 31, 2003. Half of the regular matching contributions for most participants is invested in the CIGNA Stock Fund. Employer contributions that are required to be invested in the CIGNA Stock Fund (i.e. nonparticipant-directed contributions) and the related investment earnings cannot be transferred to any of the Plan’s other investment funds until termination of employment or attainment of age 55 (See Note 10). The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions. These matching contributions are collectively referred to as "employer contributions." Catch-up contributions are not matched by CIGNA.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

Forfeitures

Upon termination of a participant’s employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. In 2004 and 2003, employer contributions were reduced by forfeited amounts of approximately $1.2 million and $1.4 million, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with ERISA and its related regulations.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2- Sale of CIGNA's Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business to Prudential Financial, Inc. (Prudential) and Prudential Retirement Insurance and Annuity Company, (PRIAC), a subsidiary, became the Plan’s record keeper and service provider. As a result of the sale, Plan participants who became employees of Prudential became 100% vested in their Plan accounts.

Plan Trustee

As of December 31, 2004, Mellon Bank N.A. was the Trustee for the Plan. See Note 10 for additional information.

Note 3 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value. The fair value of the Fixed Income Fund (see Note 4) is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon its quoted market price. Fair value of Connecticut General Life Insurance Company's (CGLIC) separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Note 4 - Investments

The Plan’s investment options include a fixed group annuity contract with CGLIC (the Fixed Income Fund), which is a benefit-responsive investment contract, that provides an annual fixed rate of interest, subject to change; a CIGNA company stock fund that invests in CIGNA common stock; and CGLIC separate accounts that invest in a variety of underlying funds. The Plan also provides several investment options that include the Fixed Income Fund and CGLIC separate accounts in combination (custom funds). Participants may transfer assets among the investment options, subject to certain restrictions. See Note 10 for additional information.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of
	December 31,
	2004	2003
	($ in thousands)
Fixed Income Fund (contract interest rate: 4.1% and 4.4%, respectively)	$1,135,061	$1,163,167
CIGNA Stock Fund (3,766,040 and 4,090,909 shares, respectively)	$307,205	$235,234
S&P 500 Index Fund	$218,595	$208,364

The CIGNA Stock Fund included nonparticipant-directed investments of $100.6 million at December 31, 2004 and $65.1 million at December 31, 2003 (see Note 5).

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the Years Ended December 31,
	2004	2003
	(In thousands)
CIGNA common stock	$95,140	$67,342
CGLIC separate accounts and custom funds	87,107	156,487
Net appreciation	$182,247	$223,829

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Nonparticipant-Directed Investments

The following presents information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments. (See Note 10 for additional information):

	As of
	December 31,
	2004	2003
	(In thousands)
Net Assets:
CIGNA Stock Fund	$100,624	$65,135
Employer contributions receivable	7,514	5,640
Dividends receivable	31	374
	$108,169	$71,149

	For the Years Ended December 31,
	2004	2003
	(In thousands)
Changes in Net Assets:
Contributions	$21,840	$21,501
Dividends and interest	705	1,636
Net appreciation in fair value of investments	30,207	17,281
Benefits paid	(9,332)	(3,836)
Loan activity (net of repayments)	(1,323)	(170)
Transfers to participant-directed investments (net of transfers in)	(5,077)	(2,196)
Net increase	$37,020	$34,216

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Tax Status

The Internal Revenue Service has determined and informed CIGNA by a letter dated August 11, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. Management believes the Plan is designed and currently operating in compliance with the applicable requirements of the IRC.

Note 7 - Related Party Transactions

There were transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, were exempt from detailed reporting under Title I of ERISA. Investments in CGLIC’s separate accounts represented investments for which CGLIC (a CIGNA subsidiary) had fiduciary responsibility. Investment in the Fixed Income Fund represented participation in the general account assets of CGLIC. As disclosed in Note 2, on April 1, 2004, the buyer of the retirement benefits business became the Plan’s record keeper and service provider.

The CIGNA Stock Fund invests in CIGNA common stock. During the year ended December 31, 2004, the Plan purchased shares of CIGNA stock for approximately $55 million, sold shares of CIGNA stock for approximately $78 million, and experienced net appreciation of approximately $95 million. During the year ended December 31, 2003, the Plan purchased shares of CIGNA stock for approximately $57 million, sold shares of CIGNA stock for approximately $54 million, and experienced net appreciation of approximately $67 million.

Note 8 - Litigation

In December 2002 and February 2003, two lawsuits, which have been consolidated, asserting violations of ERISA were filed against CIGNA and certain officers in the U.S. District Court for the Eastern District of Pennsylvania by individuals who seek to represent a class of participants in the Plan who allegedly suffered losses on investments in CIGNA stock. Plaintiffs seek compensatory damages, attorneys’ fees and injunctive relief. The Plan has not been named as a defendant in these cases.

In April 2005, CIGNA and the plaintiffs reached an agreement in principle to settle the case. The agreement must be formalized and submitted to the Court for approval. Potential class members must be notified of the terms of the settlement. The proposed settlement will impose no costs on the Plan and will have no effect on the Plan's financial condition.

Note 9 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10 - Subsequent Events

On January 1, 2005, Prudential Bank & Trust, FSB, became the Plan Trustee.

Separately on January 1, 2005, PRIAC replaced CGLIC as the insurer under the CGLIC fixed annuity contract and replaced CGLIC separate accounts with investment options having the same investment objectives and guidelines. CGLIC’s role regarding the Plan is now limited to that of participating employer.

In March 2005, the Plan was amended to allow participants to transfer nonparticpant-directed CIGNA matching contributions in the CIGNA Stock Fund, and related investment earnings, to any other Plan investment alternative, subject to certain restrictions.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2004
(In thousands)

	Identity		Current
	of Party	Description	Value
*	CGLIC	Fixed Income Fund (contract interest rate: 4.1%)	$1,135,061

*	CIGNA	CIGNA Stock Fund
		CIGNA common stock (cost, $239,201)	307,196
		Short-term investments (cost, $9)	9

*	CGLIC	Dryden S&P 500 Index Fund	218,595

*	CGLIC	Small Cap Value / Perkins, Wolf, McDonnell Fund	88,046

*	CGLIC	Large Cap Growth / Goldman Sachs Fund	83,545

*	CGLIC	Small Cap Growth / TimesSquare Fund	65,225

*	CGLIC	Barclays Equity Market Index Fund	55,091

*	CGLIC	Mid Cap Value / Wellington Mgmt Fund	44,470

*	CGLIC	Mid Cap Blend / New Amsterdam Partners Fund	40,613

*	CGLIC	State Street Global Advisors EAFE Index Fund	29,343

*	CGLIC	Large Cap Value / Wellington Mgmt Fund	25,815

*	CGLIC	Mid Cap Growth / Artisan Partners Fund	23,404

*	CGLIC	High Yield Bond / Caywood-Scholl Fund	22,004

*	CGLIC	International Blend / Boston Co. Fund	21,059

*	CGLIC	Large Cap Value / John A. Levin & Co. Fund	15,096

*	CGLIC	CIGNA Custom 40 Fund	11,622

*	CGLIC	International Growth / Artisan Partners Fund	11,030

*	CGLIC	CIGNA Custom 50 Fund	9,080

*	CGLIC	CIGNA Custom 30 Fund	7,659

*	CGLIC	Large Cap Growth / RCM Fund	6,237

*	CGLIC	CIGNA Custom 20 Fund	4,962

*	CGLIC	CIGNA Custom 60 Fund	2,715

*	Participant Loans	(interest rate: 3.44% to 9.00%; maturities 2005-2014)	38,256

		Total assets held for investment purposes	$2,266,133

*	indicates party-in-interest to the Plan (See Note 10)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 28, 2005	By: /s/ John Arko
John Arko
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.